Mail Stop 4628

                                                              July 3, 2018


Christopher Williams
Chief Executive Officer
CW Petroleum Corp
23501 Cinco Ranch Blvd., Ste H120 - #325
Katy, TX 77494

       Re:    CW Petroleum Corp
              Offering Statement on Form 1-A
              Filed June 6, 2018
              File No. 024-10846

Dear Mr. Williams:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 12

1. Please revise to disclose the amount of net proceeds from the offering that you plan to use towards each listed purpose in the event that all offered securities are sold. Also discuss the order of priority of the listed uses if you do not sell all offered securities, and provide the allocated amounts based on less than a fully subscribed offering. With regard to paying down debt, provide the detailed information that Instruction 6 to
Item 6 of Form
       1-A (Offering Circular) requires.

The Offering, page 12

Engagement Agreement with Intelligent Crowd, LLC, page 13

2. Please describe the procedures for prospective investors who have submitted non-binding indications of interest on the online platform provided by GrowthFountain, LLC to
 Christopher Williams
CW Petroleum Corp
July 3, 2018
Page 2

       subscribe to the offering. Clarify whether prospective investors may subscribe only through that website. Describe briefly how subscription information is transmitted from
       GrowthFountain to Intelligent Crowd LLC.

Intelligent Crowd Fees, page 13

3. Please provide us with your analysis of whether Intelligent Crowd LLC must be registered as a broker-dealer. In your response, address the services to be provided by
       Intelligent Crowd and its relationship to GrowthFountain, LLC.

Investment Limitations, page 13

4. Include on the cover page of the offering circular, highlighted by prominent type or in another manner, the text which you provide in the second paragraph of this section. See
       Form 1-A, Part II(a)(5).

Market for our Securities, page 17

5. At page 18, you state that you have no shares subject to outstanding options or warrants, but at page 16 in the "Dilution" section you reference warrants issued as compensation.
       Please revise to reconcile these inconsistent disclosures.

Management's Discussion and Analysis or Plan of Operation, page 18

6. Enhance your disclosure to provide the trend information that Item 9(d) of Form 1-A requires. Also, please revise to explain further and to quantify the extent to which the decline in fuel costs year-over-year resulted in both decreased revenue and decreased cost of revenue, as you suggest at page 19 under "Operations."

Directors, Executive Officers, Promoters and Control Persons, page 23

7. You state that you have not entered into any employment agreements. Please file as exhibits a written description of your employment arrangements with each of your executive officers. Refer to Item 17 (entry 6(c)) of Form 1-A. Also, because you indicate that he works part-time, please disclose the number of hours per week that
       Graham Williams works or is anticipated to work for the company. See
Item 10(a) of
       Form 1-A.

Exhibits

8. Please file as exhibits your complete certificate of incorporation and bylaws as currently in effect, as well as any amendments. Currently you provide only a partial version of the charter (amending several articles) that you identify as exhibit 2.1. In addition, file your engagement agreement with Intelligent Crowd LLC, the testing the waters material
 Christopher Williams
CW Petroleum Corp
July 3, 2018
Page 3

       mentioned at page 13, and a revised legality opinion on counsel's letterhead (including its address) which also covers the shares being offered by the selling shareholders. Finally, please explain the reference to exhibit 4.2 which appears at page 15.

Closing Comments

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at
(202) 551-3707
with any other questions.


                                                             Sincerely,

                                                             /s/ John Reynolds

                                                             John Reynolds
                                                             Assistant Director
                                                             Office of Natural
Resources



cc:    Morgan E. Petitti, Esq.